Unaudited

PRO FORMA

Consolidated Financial Statements

of

CORPUS RESOURCES INC.

(Acquisition of Biokhan Co., Ltd. by Corpus Resources Inc.)

December 31, 2008

Prepared by Management

These PRO FORMA financial statements are based on management’s assumptions and adjustments and are inherently subjective

CORPUS RESOURCES INC.

PRO FORMA Consolidated Balance Sheet

(Unaudited)

December 31
2008
Note 3
ASSETS

Current
Cash	$165,626
Accounts receivable	2,844,263
Marketable securities held for resale	956,453
Prepaid expense	97,462
Inventories	5,330,368
Total current assets	9,394,172

Security deposits on facilities	1,761,026
Distribution rights and other intangible assets	439,581
Fixed assets	2,976,140

Total assets	$14,570,919

LIABILITIES

Current
Accounts payable and accrued liabilities	$3,908,890
Revenue received in advance	3,983,307
Due to shareholder	85,314
Loans and other obligations	3,280,550
Total current liabilities	11,172,747

Long term
Due to shareholder	85,314
Loans payable	450,000
Retirement obligation	144,291
Bond issuance – convertible to common stock	1,639,123
Total long term liabilities	2,318,728
Total liabilities	13,491,475

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share Capital	12,494,610

Deficit	(11,415,166)
1,079,444

$14,570,919

Prepared by Management

See accompanying notes to the unaudited pro forma consolidated financial statements

CORPUS RESOURCES INC.

PRO FORMA Consolidated Statements of Loss and Deficit

(Unaudited)

	YEARS ENDED
	December 31
Note 3	2008	2007

Revenue	$23,099,717	$1,465,846
Cost of revenue	17,935,512	1,022,170

Gross margin	5,164,205	443,676

Administrative Expenses
Wages and benefits	3,017,346	193,535
Education and training	154,683	-
Amortization	558,465	1,585,082
Rent and maintenance	545,330	5,000
Advertising	16,120	-
Interest on long term debt	325,421	31,166
Interest earned	(40,045)	-
Professional fees	54,549	-
Travel, entertainment and promotion	394,980	32,118
Vehicles and transportation	199,972	10,627
Bad debts	400,182	1,351
Office and general	2,038,263	23,202
Heat, light, communication and power	46,595	3,009
Miscellaneous	169,910	-
	7,881,771	1,885,090

Loss from operations	(2,717,566)	(1,441,414)
Other Items:
Write off of research and development	(736,813)	-
Loss on impairment of investments	(5,360,068)	-
Write off of uncollectible loan receivable	(821,985)	-
Loss on sale of marketable securities	(48,256)	-
Loss on disposal of fixed assets	(13,540)	-
Loss on foreign exchange translation	(275,524)	-

Net loss for the year	(9,973,752)	(1,441,414
Deficit, beginning of the year	(1,441,414)	-

Deficit, end of the year	$(11,415,166)	$(1,441,414)

Loss from operations per share, pro forma	$(0.05)	$(0.03)
Net loss per share, pro forma	$(0.18)	$(0.03)

Number of shares, pro forma	55,472,724	55,472,724

Prepared by Management

See accompanying notes to the unaudited pro forma consolidated financial statements

CORPUS RESOURCES INC.

Notes to the Pro Forma Consolidated Financial Statements

Year ended December 31, 2008

(Unaudited)

1.

NATURE OF BUSINESS AND BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet of Corpus Resources Inc. as at December 31, 2008 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2008 have been prepared by management giving effect to the acquisition of Biokhan Co., Ltd. by Corpus Resources Inc. These pro forma consolidated financial statements include:

a)

A pro forma consolidated balance sheet combining the unaudited balance sheet of Corpus Resources Inc. as at December 31, 2008 and the unaudited balance sheet of Biokhan Co., Ltd. as at December 31, 2008.

b)

A pro forma consolidated statement of operations combining the unaudited statement of operations of Corpus Resources Inc. for the year ended December 31, 2008 with the unaudited statement of operations of Biokhan Co., Ltd. for the year ended December 31, 2008.

The pro forma consolidated balance sheet as at December 31, 2008 has been prepared as if the acquisition of Biokhan Co., Ltd. described in Note 3 had occurred on December 31, 2008 and the pro forma consolidated statements of operations for the years ended December 31, 2008 and 2007 have been prepared as if the transaction described in Note 3 had occurred on January 1, 2007.

It is management’s opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transaction described in Note 3 in accordance with accounting principles generally accepted in the United States applied on a basis consistent with the accounting policies of Corpus Resources Inc.  The pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Corpus Resources Inc. and Biokhan Co., Ltd.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma consolidated financial statements have been compiled by management using the significant accounting policies as set out in the audited financial statements of Corpus Resources Inc. for the year ended December 31, 2007 which are incorporated by reference. The significant accounting policies of Biokhan Co., Ltd. conform in all material respects to those of Corpus Resources Inc.

3.

PRO FORMA ASSUMPTIONS AND ADJUSTMENT – BUSINESS ACQUISITION

The shareholders of Biokhan Co., Ltd. have agreed to accept and the shareholders of Corpus Resources Inc. have agreed to issue 21,307,000 shares of common stock for all of the issued shares of common stock of Biokhan Co., Ltd. The Corpus common shares have been valued at $2,159,926 ($0.10 per share) by both Corpus and Biokhan.

The pro forma consolidated financial statements include the assumption that the completion of the agreement for the acquisition will occur and will be based on the purchase accounting adjustments below. The preliminary allocation of the purchase price summarized in the table below is subject to change:

Purchase price:

21,307,000 shares of common stock of Corpus Resources Inc.         $   2,159,926

Net assets acquired

       $15,349,420

Total liabilities assumed                                                                        $13,189,494

                                                                                                              $   2,159,926

The fair value of the net assets of Biokhan to be acquired may ultimately vary from those shown above and any differences may be material. All intercompany account balances have been eliminated.

Balance Sheet compiled as at December 31, 2008 (unaudited)

	Corpus Resources Inc.	Biokhan Co., Ltd.	adjustments	Pro forma consolidated

	$	$	$	$
ASSETS
Current
Cash	10,569	155,057	-	165,626
Accounts receivable	-	2,844,263	-	2,844,263
Marketable securities held for resale	-	956,453	-	956,453
Prepaid expense	53,000	44,462	-	97,462
Inventories	-	5,330,368	-	5,330,368
Total current assets	63,569	9,330,603	-	9,394,172

Intercompany loan	(143,736)	143,736	-	-
Investment in Biokhan Co	2,159,926	-	(2,159,926)	-
Refundable facility deposits	-	1,761,026	-	1,761,026
Intangible assets	-	1,137,915	(698,334)	439,581
Fixed assets	-	2,976,140	-	2,976,140

Total assets	2,079,759	15,349,420	(2,858,260)	14,570,919

LIABILITIES
Current
Accounts payable and accrued liabilities	116,756	3,792,134	-	3,908,890
Revenue received in advance	-	3,983,307	-	3,983,307
Loans and other obligations	99,911	3,180,639	-	3,280,550
Total current liabilities	216,667	10,956,080	-	11,172,747

Due to shareholder	85,314	-		85,314
Long term loan	-	450,000	-	450,000
Bond issuance liability	-	1,639,123		1,639,123
Retirement obligation	-	144,291	-	144,291

Total liabilities	301,981	13,189,494	-	13,491,475

SHAREHOLDERS’ EQUITY
Common shares	4,164,880	10,153,500	4,164,880	10,153,500
Additional paid in capital	9,527	4,321,608	9,527	4,321,608
Other comprehensive loss	(102,885)	(1,980,498)	(102,885)	(1,980,498)
Deficiency in assets on consolidation	-	313,598	313,598	-
Deficit	(2,225,194)	(1,441,414)	(2,225,194)	(1,441,414)
Profit and loss, current year	(68,550)	(9,206,868)	698,334	(9,973,752)
Total shareholders’ equity	1,777,778	2,159,926		1,079,444

Total liabilities and equity	2,079,759	15,349,420	(2,858,260)	14,570,919

 Statement of Operations compiled for the year ended December 31, 2008 (unaudited)

	Corpus Resources Inc.	Biokhan Co., Ltd.	adjustments	Pro forma consolidated

	$	$	$	$
Revenue	-	23,099,717		22,542,578
Cost of revenue	-	17,935,512		15,414,120
Gross margin	-	5,164,205		7,128,458

Expenses
Wages and benefits	-	3,017,346		3,017,346
Office and general	29,001	2,037,912		2,066,913
Amortization	-	558,465		558,465
Professional fees	39,549	15,000		54,549
Interest on long term debt	-	325,421		325,421
Other expenses	-	1,859,077		1,859,077
	68,550	7,813,221		7,881,771

Net loss from operations	(68,550)	(2,649,016)		(2,717,566)
Other losses and expenses	-	(7,256,186)		(7,256,186)
Net (Loss) For The Period	(68,550)	(9,905,202)		(9,973,752)

4.

PRO FORMA SHARE CAPITAL and EARNINGS PER SHARE

a)

Authorized

unlimited common shares without par value

b)

Issued and Outstanding

                                                                                   SHARES            AMOUNT

           Balance, December 31, 2007                    5,472,727        $  6,827,523

           Issued to acquire Biokhan Co., Ltd.          21,307,000            2,159,926

           Private placement issuance for cash        20,000,000            1,166,051

                                                                             46,779,727          10,153,500

Additional paid in capital

 4,321,608

Other comprehensive loss

(1,980,498)

Share capital

                     $12,494,610